For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sears Canada Files Preliminary Prospectus in Connection with Sears Holding Corporation’s Rights Offering of Sears Canada Common Shares

TORONTO - October 7, 2014- Sears Canada Inc. (the “Company”) (TSX: SCC) announced today that it has filed a preliminary prospectus with the Ontario Securities Commission and a registration statement on Form F-10 with the United States Securities and Exchange Commission in connection with the previously announced rights offering of up to 40,000,000 common shares of the Company (the “Common Shares”) by Sears Holdings Corporation (“Holdings”) (NASDAQ: SHLD). Copies of the preliminary prospectus and the registration statement will be available on SEDAR (www.sedar.com) and EDGAR (www.edgar.com), respectively.

The Company has filed a registration statement with the Securities and Exchange Commission relating to the Common Shares but it has not yet become effective. Securities may not be sold nor may an offer to buy securities be accepted prior to a receipt being issued for the final prospectus and the registration statement becoming effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any offer, solicitation or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of the securities under the securities laws of such state or jurisdiction.

Forward-Looking Statements

This release contains information which is forward-looking and is subject to important risks and uncertainties. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to obtain a receipt for the final prospectus and an effective registration statement to facilitate the rights offering. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s cooperation with Holdings’ rights offering and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 222 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.